Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

Feb. 23, 2005 MITTAL For more information, please contact: Thomas A. McCue Treasurer, Ispat Inland Inc. (219) 399-5166 David C. Allen Corporate Communications, Ispat Inland Inc. (312) 899-3692 News release

For immediate release

Ispat Inland Reports Record Earnings in 2004

Ispat Inland Inc. reported record net income of $258.7 million for the year 2004, an increase of $311.3 million over the loss of $52.6 million reported in 2003. Net income for the fourth quarter was $41.7 million compared with a loss of $21.4 million in the fourth quarter of 2003. The fourth quarter and annual 2004 net income include an after-tax charge of $13.4 million related to the early redemption of $227.5 million principal amount of the Company’s outstanding 9-3/4% Senior Secured Notes due in 2014. The net income for the year 2004 also includes an after-tax gain of $21.2 million due to the reassessment of property taxes for the year 2002. The 2002 reassessment, which was conducted by an independent assessor, was not completed until the end of February 2004. Commenting on the outstanding results, Ispat Inland’s President and CEO, Lou Schorsch said, “The record earnings were the result of strong steel demand, higher average selling prices, and excellent operating performance. Our employees worked hard to maintain high levels of production to meet increased customer demand throughout the year, and in the process, we established new hot metal and slab production records in 2004.”

Sales revenue increased by 42% to $3,157.6 million in 2004 from $2,222.9 million in 2003. The average selling price per ton increased by 34% to $562 per ton in 2004 from $419 per ton in 2003, with the mix of products sold relatively unchanged across periods. In the fourth quarter of 2004, sales revenue of $811.0 million increased by 43% from $567.0 million in the fourth quarter of 2003. The average selling price per ton increased by 50% to $631 per ton in the fourth quarter of 2004 from $420 per ton in the fourth quarter of 2003, and by 2% or $13 per ton as compared to the third quarter of 2004 despite selling a less rich mix of products.

Steel shipments in 2004 of 5,614,100 tons increased by 314,400 tons or 6% compared to 2003 shipments of 5,299,700. Shipments of 1,285,100 tons in the fourth quarter of 2004 decreased by 65,900 tons, or 5% from the fourth quarter 2003 shipments of 1,351,000 tons. The decrease in shipments in the fourth quarter of 2004 was due to softer demand, and the market lull was used to expedite outages originally planned in the first quarter of 2005.

The Company reported record operating profit of $531.0 million for the year 2004, compared to an operating loss of $10.3 million in 2003. In the fourth quarter of 2004, the Company generated an operating profit of $126.5 million compared to an operating loss of $1.1 million in the fourth quarter of 2003.

The Company’s cash balance at December 31, 2004 was $80.7 million and there was an additional $359.9 million of availability under the two revolving credit facilities, for total liquidity of approximately $441 million. For the year ended December 31, 2004, the Company utilized net cash of $154.5 million from financing activities. On March 25, 2004, the Company received $775.5 million of net proceeds from the issuance and sale of $800 million of Senior Secured Notes. These net proceeds were used to retire the entire balance outstanding of $661.5 million of Tranche B and Tranche C Loans under its credit agreement, and repay the entire balance outstanding of $105 million under its inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under its receivables revolving credit facility. Additionally, in December, the Company received $256.0 million from the issuance of common stock to its parent company, Ispat Inland Holdings, Inc. The Company used these proceeds, through an affiliate, Ispat Inland ULC, to redeem $227.5 million of the outstanding 9-3/4% Senior Secured Notes due 2014, at a redemption price of 109-3/4% of the outstanding principal being redeemed, plus accrued and unpaid interest. Finally, the Company utilized cash generated in the fourth quarter to repay the balance of borrowings outstanding under its accounts receivable revolving credit facility.

For the year ended December 31, 2004, net cash inflows from operations totaled $219.8 million, which is net of pension contributions of $111.5 million. Included in 2004 net cash inflows from operations is the monetization, totaling $53.7 million, of a tolling deposit previously held by a supplier and recorded as an Other Asset on the Company’s balance sheet. As a result, the Company received cash in the fourth quarter in lieu of lower tolling charges in future years. Cash inflows from operations for the year ended December 31, 2003 were $22.3 million, which included $125.5 million of pension contributions.

Changes in working capital, components of receivables, inventories and accounts payable, utilized cash of $239.6 million for the current period, including $61.9 million for increased receivables and $230.2 million for increased inventories, partially offset by increased payables of $52.5 million. In 2003, changes in working capital generated $117.5 million of cash, including $42.1 million for decreased receivables, $71.3 million for decreased inventories, and $4.1 million for increased payables.

Cash inflows from investing activities, which consist primarily of capital expenditures, offset by distributions from joint ventures, were $2.0 million for the current period, compared to cash outflows of $91.6 million for the year-ago period. Capital expenditures were $39.9 million for the current period compared to $111.3 million for the year-ago period. Net distributions from joint ventures were $40.8 million and $19.1 million in 2004 and 2003, respectively.

Outlook The Company expects first quarter 2005 shipments to be higher than the fourth quarter shipments of 2004 which were impacted by weaker market conditions. The Company also anticipates higher selling prices mitigating higher raw material input costs. The combination of higher shipments and relatively stable margins should enable the Company to generate improved operating earnings as compared to the fourth quarter of 2004.

Pending Merger In October 2004, Mittal Steel Company N.V. announced that its board of directors had approved a transaction pursuant to which International Steel Group will be merged with a wholly owned subsidiary of Mittal Steel. An early termination of the waiting period under the Hart-Scott-Rodino Act was received in December 2004. The merger is subject to shareholder approval and to other customary closing conditions and is expected to be completed by the end of March 2005.

Conference Call Scheduled A live internet broadcast of Ispat Inland’s conference call on the results for the fourth quarter can be accessed at 10:00 a.m. Central Standard Time on Thursday, February 24, at http://www.mittalsteel.com/Facilities/Americas/Ispat+Inland/.

About Ispat Inland Inc. and Mittal Steel Ispat Inland Inc. is a subsidiary of Mittal Steel Company N.V., the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., Mittal Steel has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all of the major steel consuming sectors including automotive, appliance, machinery and construction. Mittal Steel Company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-looking Statements

Certain of the statements contained in this press release are forward-looking statements and not historical fact. When included in this press release, the words “believes,” “expects,” “intends,” “anticipates,” “estimates,” and analogous expressions are intended to identify forward-looking statements. Forward-looking statements include expected developments in the business of Ispat Inland Inc. (the “Company”), including inventory risks due to shifts in market demand and/or price erosion of purchased inputs; changes in product mix; cost and yield issues; the Company’s expectations concerning its revenues, earnings, and expenses; and the Company’s proposed actions in response to trends in its business.

Such statements, and the financial condition and results of operations of the Company, are subject to a variety of inherent risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others: the highly competitive nature of the global steel industry; our level of indebtedness; changes in levels of steel imports into the United States; the substantial capital investment and similar expenditures required in our business; the cyclical nature of our business and changes in market supply and demand for our products; increases in the cost of iron ore, coke, steel scrap, other raw materials, energy and freight; our ability to fund our pension and post-retirement employee benefits; our ability to negotiate collective bargaining agreements and labor relations; conflicts of interest with our controlling stockholder; competition from substitute products; general economic conditions; legislative or regulatory changes, including changes in environmental regulation; environmental risks and liability under federal, state and local environmental laws and regulations; and changes in the capital markets.

These forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statement contained in this press release to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Consolidated Statements of Operations (Unaudited)
(Dollars in Millions)

	Quarter Ended December 31		Year Ended December 31
		(As restated)		(As restated)
	2004	2003	2004	2003
Shipments (000’s of tons)	1,285.1	1,351.0	5,614.1	5,299.7

Net sales	$811.0	$567.0	$3,157.6	$2,222.9

Operating costs and expenses
Cost of goods sold	650.0	537.0	2,487.1	2,103.1
Selling, general and administrative expenses	9.7	7.0	39.3	33.1
Depreciation	24.8	24.1	100.2	97.0

Total	684.5	568.1	2,626.6	2,233.2

Operating profit (loss)	126.5	(1.1)	531.0	(10.3)
Other expense (income), net	20.8	(0.9)	8.9	(14.7)
Interest expense on debt	29.9	17.4	110.1	70.9

Income (loss) before income taxes and change in accounting principle	75.8	(17.6)	412.0	(66.5)
Provision (benefit) for income taxes	34.1	3.8	153.3	(15.5)

Net income (loss) before change in accounting principle	41.7	(21.4)	258.7	(51.0)
Cumulative effect of change in accounting principle, net of tax of $0.9	—	—	—	(1.6)

Net income (loss)	$41.7	$(21.4)	$258.7	$(52.6)

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Consolidated Statements of Cash Flows (Unaudited)
(Dollars in Millions)

	Year Ended December 31
		(As restated)
	2004	2003
Operating activities
Net Income/(Loss)	$258.7	$(52.6)
Adjustments to reconcile net loss to net cash from operating activities:
Loss/(Gain) from early extinguishment of debt	22.2	(1.0)
Depreciation	100.2	97.0
Amortization of debt premium	1.7	(1.0)
Undistributed earnings from joint ventures	(55.3)	(21.6)
Change in accounting principle	—	2.5
Loss on sale of property, plant and equipment	0.5	0.1
Deferred income taxes	150.1	(27.7)
Change in:
Receivables	(61.9)	42.1
Inventories	(230.2)	71.3
Prepaid expenses and other assets	50.2	(3.2)
Accounts payable	52.5	4.1
Payables to/receivables from related companies	18.9	0.7
Other accrued liabilities	15.2	21.7
Deferred employee benefit cost	(98.1)	(116.6)
Other items	(4.9)	6.5

Net adjustments	(38.9)	74.9

Net cash from operating activities	219.8	22.3

Investing activities
Capital expenditures	(39.9)	(111.3)
Investments in, advances to and distributions from joint ventures, net	40.8	19.1
Proceeds from sale of property, plant and equipment	1.1	0.6

Net cash from investing activities	2.0	(91.6)

Financing activities
Principal payments on long-term debt to related company	(911.2)	(9.1)
Principal payments on long-term debt to unaffiliated company	(0.6)	—
Payments of note payable to unaffiliated company	(15.0)	—
Proceeds from note receivable from related company, net	(10.2)	0.5
Dividends paid	(30.6)	(15.9)
Bank overdrafts	2.2	(2.3)
Proceeds from sale of common stock	256.0	—
Proceeds from note payable to related company	—	60.0
Proceeds from note payable to unaffiliated company	—	15.0
Proceeds from issuance of debt	794.9	9.5
Proceeds from revolver borrowings	2,092.0	3,402.8
Repayments of revolver borrowings	(2,332.0)	(3,387.8)

Net cash from financing activities	(154.5)	72.7

Net change in cash and cash equivalents	67.3	3.4
Cash and cash equivalents — beginning of year	13.4	10.0

Cash and cash equivalents — end of year	$80.7	$13.4

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets (Unaudited)
(Dollars in Millions – Except per share data)

	December 31, 2004	December 31, 2003
		(As restated)
ASSETS
Current assets:
Cash and cash equivalents	$80.7	$13.4
Receivables, less provision for allowances, claims and doubtful accounts of $14.0 and $22.6	277.3	215.4
Receivables from related companies	6.5	4.9
Inventories	602.0	371.8
Prepaid expenses and other	—	—
Deferred income taxes	28.4	26.5

Total current assets	994.9	632.0
Investments in and advances to joint ventures	231.3	214.3
Property, plant and equipment, net	1,689.4	1,751.3
Note receivable from related companies	15.8	5.6
Deferred income taxes	292.7	404.7
Pension intangible asset	57.8	65.6
Other assets	12.3	62.5

Total assets	$3,294.2	$3,136.0

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$235.3	$182.8
Note payable and revolving credit facilities	—	255.0
Bank overdrafts	8.4	6.2
Payables to related companies	25.9	5.4
Pension contribution	174.8	111.5
Accrued expenses and other liabilities:
Salaries, wages and commissions	69.6	51.4
Taxes — property, real estate and other taxes	63.4	81.0
Interest on debt	9.1	8.3
Other	18.6	16.8
Current portion of long-term debt	0.8	—
Long-term debt due within one year to related companies	—	7.0

Total current liabilities	605.9	725.4
Long-term debt:
Related companies	809.6	883.0
Other	203.2	205.0
Deferred employee benefits	1,508.4	1,647.4
Other long-term obligations	57.8	62.5

Total liabilities	3,184.9	3,523.3

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred stock, $.01 par value, 100 shares authorized, 100 shares issued and outstanding, liquidation value $90	90.0	90.0
Common stock, $.01 par value, 1,000 shares authorized, 180 and 100 shares issued and outstanding	576.2	320.0
Accumulated deficit	(4.9)	(233.0)
Accumulated other comprehensive loss	(552.0)	(564.3)

Total stockholders’ equity/(deficit)	109.3	(387.3)

Total liabilities and stockholders’ deficit	$3,294.2	$3,136.0